UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 21)*


                               LAB HOLDINGS, INC.
                -------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $1.00 par value per share
                -------------------------------------------------
                         (Title of Class of Securities)


                                   811905 10 8
                -------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1998
                -------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           / /  Rule 13d-1(b)
           /X/  Rule 13d-1(c)
           / /  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages

------------------------------------------------------

CUSIP NO. 811905 10 8

------------------------------------------------------
(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

           William D. Grant
------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group      (a)//

                                                            (b)//
      Inapplicable
------------------------------------------------------
(3)   SEC Use Only

------------------------------------------------------
(4)   Citizenship or Place of Organization

      United States

------------------------------------------------------
                (5)  Sole Voting Power
                     500,441
Number of Shares
Beneficially -----------------------------------------
Owned by        (6)  Shared Voting Power
Each                 586,206
Reporting
Person       -----------------------------------------
With:           (7)  Sole Dispositive Power
                     500,441


                -----------------------------------------
                (8)  Shared Dispositive Power
                     586,206

------------------------------------------------------
(9)   Aggregate Amount Beneficially Owned By Each Reporting Person

      1,086,647

------------------------------------------------------
(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
Shares

      /X/

                               Page 2 of 6 pages

------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

      16.7%

------------------------------------------------------
(12)  Type of Reporting Person*

      IN
------------------------------------------------------

                               Page 3 of 6 pages

ITEM 1.

      (a)  Name of Issuer:

           Lab Holdings, Inc.

      (b)  Address of Issuer's Principal Executive Offices:

           5000 W. 95th Street
           Suite 260
           Shawnee Mission, Kansas  66207

ITEM 2.

      (a)  Name of Person Filing:

           William D. Grant

      (b) Address of Principal Business Office or, if none, Residence:

           One Ward Parkway
           Suite 130
           Kansas City, MO  64112

      (c)  Citizenship:

           United States

      (d) Title of Class of Securities:

           Common Stock, $1.00 par value per share

      (e) CUSIP Number:

           811905 10 8

ITEM 3. If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

           This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c)


                               Page 4 of 6 pages

ITEM 4.    Ownership.

      (a)  Amount Beneficially Owned:  1,089,147 shares.

                The amount of shares reported as beneficially owned includes:
           (i) 500,441 shares held by a trust for the benefit of the reporting person for which the reporting person acts as trustee and in that capacity has sole voting and investment powers; (ii) 153,849 shares held by two trusts for the benefit of the reporting person for which the reporting person acts as co-trustee with UMB Bank, N.A., Kansas City, Missouri, and in that capacity shares voting and investment powers with UMB Bank, N.A.; (iii) 403,441 shares held by three trusts for other family members for which the reporting person serves as a co-trustee and in that capacity shares voting and investment powers, as to which the reporting person disclaims beneficial ownership; and
           (vii) 28,916 shares owned by the reporting person's wife, as to which reporting person disclaims beneficial ownership.

                The filing of this statement shall not be construed as an admission that the reporting person is the beneficial owner of the securities described above.

      (b)  Percent of Class:  16.7%

      (c) Number of shares as to which the person has:

           (i)  sole power to vote or to direct the vote:  500,441

           (ii) shared power to vote or to direct the vote:  586,206

           (iii)sole power to dispose or to direct the disposition of:
                500,441

           (iv) shared power to dispose or to direct the disposition of:
                586,206

ITEM 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

ITEM 6.    Ownership of More Than Five Percent on Behalf of Another Person.

           Each trust described in Item 4(a) hereof has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock of the Issuer held by such trust.

           Other persons have the right to receive dividends on 432,357 shares of the securities listed in Item 4(a) above.


                               Page 5 of 6 pages

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

ITEM 8.    Identification and Classification of Members of the Group.

           Not applicable.

ITEM 9.    Notice of Dissolution of Group.

           Not applicable.

ITEM 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ William D. Grant
                                   _______________________________________
                                    William D. Grant


Dated:  February 11, 1999



                               Page 6 of 6 pages